EXHIBIT 12.1

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

		Years Ended December 31,
	Six Months Ended June 30, 2008	2007	2006	2005	2004	2003
Income from continuing operations before income taxes	$1,627,517	1,237,232	1,038,398	1,385,115	810,812	374,851
Distributions (less than) greater than equity in earnings of affiliates	(521)	294	(4,065)	(5,514)	(4,225)	(209)
Previously capitalized interest charged to earnings during period	11,763	14,585	11,741	15,564	14,065	10,457
Interest and expense on indebtedness, excluding capitalized interest	29,760	25,612	9,476	8,765	34,064	20,511
Interest portion of rentals*	15,334	13,554	14,021	9,397	7,908	9,857

Earnings before provision for taxes and fixed charges	$1,683,853	1,291,277	1,069,571	1,413,327	862,624	415,467

Interest and expense on indebtedness, excluding capitalized interest	29,760	25,612	9,476	8,765	34,064	20,511
Capitalized interest	12,944	49,881	43,073	38,539	22,160	37,240
Interest portion of rentals*	15,334	13,554	14,021	9,397	7,908	9,857

Total fixed charges	$58,038	89,047	66,570	56,701	64,132	67,608

Ratio of earnings to fixed charges	29.0	14.5	16.1	24.9	13.5	6.1

*	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

Ex. 12-1